Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184

August 26, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Municipal Income Fund II (the "Registrant")
File Nos. 33-60560 and 811-07618

Dear Sir or Madam:

Attached herewith for filing on behalf of AB Michigan Portfolio (the "Portfolio"), a series of the Registrant, is the Portfolio's Preliminary Proxy Statement under Section 14 of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder.

Please direct any comments or questions to Paul M. Miller or the undersigned at (202) 737‑8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

Attachment
cc:	Paul M. Miller